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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                    PLATINUM TECHNOLOGY International, INC.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
     CLASS II SERIES A JUNIOR PARTICIPATING PREFERRED SHARE PURCHASE RIGHTS
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   72764 T 101
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                  SANJAY KUMAR
                                 HARDMETAL, INC.
                   C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                          ONE COMPUTER ASSOCIATES PLAZA
                          ISLANDIA, NEW YORK 11788-7000
                            TELEPHONE: (516) 342-5224
     -----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   COPIES TO:
                              SCOTT F. SMITH, ESQ.
                            HOWARD, SMITH & LEVIN LLP
                           1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 841-1000
     -----------------------------------------------------------------------
                                 March 29, 1999
     -----------------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)


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                                       13D
CUSIP No.  72764 T 101

1)              Name of Reporting Persons:  HardMetal, Inc.
                I.R.S. Identification Nos. of Above Person:  pending
2)              Check the Appropriate Box if a Member of a Group (See
                Instructions).

                [  ]  (a)
                [  ]  (b)
3)              SEC Use Only
4)              Source of Funds.  AF, WC, BK
5)              [  ]  Check if Disclosure of Legal Proceedings is Required
                pursuant to Items 2(d) or 2(e).
6)              Citizenship or Place of Organization.
                Delaware
Number of       7)       sole voting power         1,080,000**
Shares
beneficially    8)       shared voting power       10,273,680*
owned by each
reporting       9)       sole dispositive power    1,080,000**
person with
                10)      shared dispositive power  10,273,680*

11)             Aggregate amount beneficially owned by each reporting person
                11,353,680*  **
12)             [  ]  Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares.
13)             Percent of Class Represented by Amount in Row (11).
                Approximately 11.2% based on the outstanding shares as of March 29, 1999* **
14)             Type of Reporting Person (See Instructions).
                CO


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                                       13D
CUSIP No. 72764 T 101

1)              Name of Reporting Persons:  Computer Associates International,
                Inc.
                I.R.S. Identification Nos. of Above Person:  13-2857434
2)              Check the Appropriate Box if a Member of a Group (See
                Instructions).

                [  ]   (a)
                [  ]   (b)
3)              SEC Use Only
4)              Source of Funds. WC, BK
5)              [  ]  Check if Disclosure of Legal Proceedings is Required
                pursuant to Items 2(d) or 2(e).
6)              Citizenship or Place of Organization.
                Delaware
Number of       7)       sole voting power         1,080,000**
Shares
beneficially    8)       shared voting power       10,273,680*
owned by each
reporting       9)       sole dispositive power    1,080,000**
person with
                10)      shared dispositive power  10,273,680*
11)             Aggregate amount beneficially owned by each reporting person
                11,353,680*  **
12)             [  ]  Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares.
13)             Percent of Class Represented by Amount in Row (11).
                Approximately 11.2% based on the outstanding shares as of March 29, 1999* **
14)             Type of Reporting Person (See Instructions).
                CO

   * On March 29, 1999, HardMetal, Inc. ("Merger Subsidiary"), a wholly owned subsidiary of Computer Associates International, Inc. ("Computer Associates"), entered into a Stockholder Option Agreement, dated as of March 29, 1999 (the "Stockholder Option Agreement"), with certain stockholders of the Company (as hereinafter defined) (collectively, the "Principal Stockholders"), pursuant to which the Principal Stockholders each granted the Merger Subsidiary an irrevocable option, subject to certain conditions (the "Option"), to purchase for a price of $29.25 per share (subject to the adjustments specified therein), or to cause to be tendered pursuant to the tender offer described in this Statement (the "Offer"), all the shares of common stock, par value $0.001 per share (and the associated Rights) (the "Shares"), of PLATINUM TECHNOLOGY International, INC. (the "Company") owned by them (representing an aggregate of 2,629,555, or approximately 2.6% of the Shares outstanding as of March 29, 1999) (the "Optioned Shares"), and an additional 7,644,125 shares issuable to certain of the Principal Stockholders upon exercise of employee stock options (the "Employee Stock Options"). Merger Subsidiary's option to purchase the Optioned Shares and the shares issuable upon the exercise of the Employee Stock Options is reflected in Rows 8, 10, 11 and 13 of each of the tables above. Subject to certain conditions, including the consummation of the Offer, the Option is exercisable by the Merger Subsidiary at any time or from time to time, from March 29, 1999 until the 30th business day after the termination of the Merger Agreement in accordance with its terms. Pursuant to the Stockholder Option Agreement, each Principal Stockholder has granted a proxy to the Merger Subsidiary as such Principal Stockholder's attorney-in-fact and proxy, with full power of substitution, to vote or consent such Principal Stockholder's Optioned Shares in favor of the Merger. Certain of the Shares and Optioned Shares are, according to one of the Principal Stockholders, subject to third party rights, and, to such extent, Merger Subsidiary's rights under the Stockholder Option Agreement are subject and subordinate, which may limit Merger Subsidiary's right over such Shares and Optioned Shares, as described. The Stockholder Option Agreement is described more fully in Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights") of Merger Subsidiary's Offer to Purchase all of the outstanding Shares filed by Merger Subsidiary and Computer Associates as an exhibit to the Schedule 14D-1 filed, on April 2, 1999, with the Securities and Exchange Commission (the "Offer to Purchase").

   ** On January 15, 1999, Computer Associates purchased 1,080,000 Shares in open market purchases for an aggregate purchase price (excluding brokerage commissions) of approximately $14,477,184 (or an average purchase price of approximately $13.4048 per share ) in cash. Such purchases are reflected in Rows 7 and 9 of each of the tables above.


                                       3

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ITEM 1.      SECURITY AND ISSUER.

                  Common Stock, par value $.001 per share, of PLATINUM TECHNOLOGY International, INC., a Delaware corporation (the "Company"), including associated Class II Series A Junior Participating Preferred Share Purchase Rights. The address of the principal executive offices of the Company is 1815 South Meyers Road, Oakbrook Terrace, Illinois 60181.

ITEM 2.      IDENTITY AND BACKGROUND.

                  (a)-(c) and (f) This Statement on Schedule 13D is filed by HardMetal, Inc. ("Merger Subsidiary"), a Delaware corporation, and Computer Associates International, Inc. ("Computer Associates"), a Delaware corporation. Merger Subsidiary is a wholly-owned subsidiary of Computer Associates. Information concerning the principal business and the addresses of the principal offices of Merger Subsidiary and Computer Associates is set forth in Section 8 ("Certain Information Concerning Merger Subsidiary and Computer Associates") of the Offer to Purchase, and is incorporated herein by reference. The names, business addresses, present principal occupations or employments, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of Merger Subsidiary and Computer Associates are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

                  (d) and (e) None of Merger Subsidiary, Computer Associates or, to the best knowledge of such corporations, any of the persons listed on
Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The information set forth in (i) Section 9 ("Source and Amount of Funds") of the Offer to Purchase and (ii) the Commitment Letter, dated March 30, 1999, from Credit Suisse First Boston to Computer Associates, a copy of which is attached as an Exhibit hereto, is incorporated herein by reference.

ITEM 4.      PURPOSE OF TRANSACTION.

                  (a)-(g) and (j) The information set forth in the Introduction and Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

                  (h) and (i) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Stock Quotations, Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(d) The information set forth in (i) the Introduction,
Section 8 ("Certain Information Concerning the Merger Subsidiary and Computer Associates"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 11 ("Purpose of the Offer;


                                       4

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Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete
Agreements; Appraisal Rights"), and Schedule I of the Offer to Purchase, (ii) the Merger Agreement, and (iii) the Stockholder Option Agreement, respectively, is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The information set forth in (i) the Introduction, Section 8 ("Certain Information Concerning Merger Subsidiary and Computer Associates"),
Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights") of the Offer to Purchase, (ii) the Merger Agreement, (iii) the Stockholder Option Agreement, (iv) the Confidentiality Agreement, (v) the Filipowski Consulting and Non-Compete Agreement, (vi) the Cullinane Consulting and Non-Compete Agreement, and (viii) the Humenansky Consulting and Non-Compete Agreement respectively, is incorporated herein by reference.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.


(1) Joint Filing Agreement dated April 2, 1999, between Computer Associates and the Merger Subsidiary.*

(2)      Offer to Purchase, dated April 2, 1999.*

(3) Agreement and Plan of Merger, dated as of March 29, 1999 among the Company, Computer Associates and Merger Subsidiary.*

(4) Stockholder Option Agreement, dated as of March 29, 1999, among Merger Subsidiary and the stockholders of the Company named therein.*

(5) Confidentiality Agreement, dated March 24, 1999, between Computer Associates and the Company.*

(6) Consulting and Non-Compete Agreement, dated as of March 29, 1999, between the Company and Andrew Filipowski.*

(7) Consulting and Non-Compete Agreement, dated as of March 29, 1999, between the Company and Michael P. Cullinane.*

(8) Consulting and Non-Compete Agreement, dated as of March 29, 1999, between the Company and Paul L. Humenansky.*

(9) Amended and Restated Commitment Letter dated March 30, 1999 between Credit Suisse First Boston and Computer Associates.*

(10)     Form of Letter of Transmittal.*

* Each exhibit set forth above is hereby incorporated by reference from the exhibits attached to the Schedule 14D-1 filed, on April 2, 1999, with the Securities and Exchange Commission by Computer Associates and Merger Subsidiary with respect to the offer by Merger Subsidiary to purchase all outstanding Shares of the Company.


                                       5

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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 1999



                                     HARDMETAL, INC.


                                     By /s/ Ira H. Zar
                                       ---------------
                                       Name:  Ira H. Zar
                                       Title: President and Assistant Treasurer




                                     COMPUTER ASSOCIATES INTERNATIONAL, INC.


                                     By /s/ Ira H. Zar
                                       ---------------
                                       Name:  Ira H. Zar
                                       Title: Senior Vice President-Finance and
                                              Chief Financial Officer


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                                  EXHIBIT INDEX

(1) Joint Filing Agreement dated April 2, 1999, between Computer Associates and the Merger Subsidiary.*

(2)      Offer to Purchase, dated April 2, 1999.*

(3) Agreement and Plan of Merger, dated as of March 29, 1999 among the Company, Computer Associates and Merger Subsidiary.*

(4) Stockholder Option Agreement, dated as of March 29, 1999, among Merger Subsidiary and the stockholders of the Company named therein.*

(5) Confidentiality Agreement, dated March 24, 1999, between Computer Associates and the Company.*

(6) Consulting and Non-Compete Agreement, dated as of March 29, 1999, between the Company and Andrew Filipowski.*

(7) Consulting and Non-Compete Agreement, dated as of March 29, 1999, between the Company and Michael P. Cullinane.*

(8) Consulting and Non-Compete Agreement, dated as of March 29, 1999, between the Company and Paul L. Humenansky.*

(9) Amended and Restated Commitment Letter dated March 30, 1999 between Credit Suisse First Boston and Computer Associates.*

(10)     Form of Letter of Transmittal.*

* Each exhibit set forth above is hereby incorporated by reference from the exhibits attached to the Schedule 14D-1 filed, on April 2, 1999, with the Securities and Exchange Commission by Computer Associates and Merger Subsidiary with respect to the offer by Merger Subsidiary to purchase all outstanding Shares of the Company.


                                       7

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                             JOINT FILING AGREEMENT

                  The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

                  This Agreement may be executed counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated: April 2, 1999

                                     HARDMETAL, INC.


                                     By /s/ Ira H. Zar
                                       ---------------
                                       Name:  Ira H. Zar
                                       Title: President and Assistant Treasurer




                                     COMPUTER ASSOCIATES INTERNATIONAL, INC.


                                     By /s/ Ira H. Zar
                                       ---------------
                                       Name:  Ira H. Zar
                                       Title: Senior Vice President-Finance and
                                              Chief Financial Officer